Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 phone: (416) 365-5123 fax: (416) 363-6622

July 16th, 2012

Mr. Craig Arakawa
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20449

Dear Mr. Arakawa,

We write in response to your email and letter of June 27, 2012 regarding Kinross Gold Corporation’s Form 40-F for the year ended December 31, 2011.  In your letter you have requested a response within 10 business days.  In light of national holidays in both the U.S. and Canada, current dedication of internal resources to quarter-end procedures and, more generally, the impact of the summer vacation season on availability of key personnel, we kindly request an extension of this response date to July 27, 2012.  We appreciate your understanding and accommodation, and look forward to your response.

Best regards,

Signed : //Paul H. Barry//
Executive Vice-President  & Chief Financial Officer